Filed by Hewlett Packard Enterprise Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Hewlett Packard Enterprise Company

Commission File No.: 001-37483

This filing consists of communications, including the script of a video, provided by Hewlett Packard Enterprise Company (“Hewlett Packard Enterprise”) to Hewlett Packard Enterprise employees in connection with the proposed distribution of Everett SpinCo, Inc. (“Everett”), a wholly-owned subsidiary of Hewlett Packard Enterprise, to Hewlett Packard Enterprise’s stockholders and merger of Everett with a wholly-owned subsidiary of Computer Sciences Corporation (the “Transaction”).

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HEWLETT PACKARD ENTERPRISE

23629 – Nefkens The Scoop

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23629 – Nefkens The Scoop

[START RECORDING]

MS. JENNIFER STRICKLAND: Hi, I’m Jen Strickland, and I’m here with Mike Nefkens to get an update on the ES and CSC spin-off and merger. Thanks for being here, Mike.

MR. MIKE NEFKENS: It’s great to be here. Thanks.

MS. STRICKLAND: Okay, so it’s been a little over two months since we announced the spin merge. How do you think it’s going so far?

MR. NEFKENS: So, so far, I think it’s been actually three months. It’s amazing how quick it goes. Look. I think you know, from a phase one perspective, I think we really had to focus the first couple months on making sure we communicate well to our customers and our employees and, you know, Mike Lowry [phonetic] and I went on a road show together with Meg. The first couple weeks we hit the U.S. We hit Europe. We spoke to our key customers in person, so it wasn’t just phone calls, and I think it went about as good as it could. This is a very complex transaction, so once we sat down and explained it to them and walked them through the value for customers, for employees for shareholders, I would tell you that 90 percent-plus of our customers are very, very supportive, which is about what I expected, so I’m very happy with that.

On the employee side, in the first phase in the first couple months, it was all about getting out and communicating with employees. Obviously any change drives a lot of anxiety, which we all have right now because it’s a big change, but I think we’ve done about as good a job communicating as we could. We’ll learn much more over the next months as we get closer to actually doing the deal itself and executing on the transaction, but I would tell you phase one, the first couple months since the announcement, have gone about as good as it could.

MS. STRICKLAND: That’s great. Now, you have just announced that Tom Egan [phonetic] is going to be running the divestiture management office, D-M-O.

MR. NEFKENS: Right.

MS. STRICKLAND: And Eric Harmon [phonetic] is running the integration management office, I-M-O. Can you tell us a little bit about the process behind the DMO and IMO?

MR. NEFKENS: Yeah.

MS. STRICKLAND: And what they’re focused on?

MR. NEFKENS: Yeah. So think of it as, I love to use this analogy. Think of it, I’m going to use a baseball analogy, so I hope the Europeans don’t hate me for this, but cricket will work the same. So think of it as a pitcher and a catcher. We actually have to actually carve out ES out of HP, which is what Tom Egan is doing and the carve-out includes carving out legal entities, IT, making decisions on which facilities go, which people go from the functions, all those items that happen. So Tom Egan is coordinating that work with HP.

Then there’s work going on with the new co about what with the future of this new company look like? That’s what Eric Harmon is dealing with. What will the future operating model look like? What will HP joint offering look like? What will, you know, the future of IT once we bring both things together, so think of it as, what Tom Egan is doing from a DMO perspective is he’s carving things out and he’s going to pitch it over to Eric in the new co to catch it and then combine it with the CSC assets to actually run a new company, Day Two Plus. That’s how we’re looking at both those things.

MS. STRICKLAND: Okay. That’s a great analogy. So now, in terms of the creation of the new co, what are you most excited about?

MR. NEFKENS: Look, I think to be able to be a services pure play, to be able to just focus on services and really be able to go make some potential acquisitions, go make some investments in certain areas that we haven’t been able to do over the last couple of years really excite me. The potential of having a new name, a new brand, being the largest IT services company focused on infrastructure services and application services in the industry, those things truly excite me.

Being part of HP was a key part of our journey. We needed it to get more mature, but I think we’re strong enough now to really be out on our own and to really be able to be this pure play. I think it’ll be great for customers, great for employees, and we’ve seen the shareholder reaction. It’s been very strong for both companies, from a CSC and an HP perspective.

MS. STRICKLAND: That’s right. I know from an employee perspective, what is it that you need from ES employees over the next 10 months.

MR. NEFKENS: Yeah, so the thing that worries me the most is just the time. I call it kind of this dark period between when we announced the deal and how long it’s going to take to get it closed, because it really is, it’s 10 months, and I think we have seven or eight months left. And what we have to do is, we’re still a stand-alone company, meaning that we are part of HPE. We’re not part of the new co, and we’ve got to deliver. We’ve got to deliver on our commitments. We made commitments to our customers around being able to deliver on transformation programs, being able to serve them in a way that they asked us to, so that’s number one. Number two is they made financial commitments to HPE and to the street, so we’ve got to hit that. So really what I need our employees to do is to focus on delivering to our customers, number one, and meeting our commitments, our financial and other commitments that we’ve made for the rest of 16. And we talk about 16, which for us is over October 31, but we’ve still got to deliver five months into 17, as well. So we’ve got to go through the budgeting process in 17. We’ve got to get that done right and we’ve got to make sure that we really drive into 17 strong. So those are things that I’m really asking the employees to really be able to go focus on.

Then, on top of that, if you’re involved in the DMO or the IMO, then you’re able to give your best there and really help us be able to separate and integrate to really be able to make sure the new co really gets kicked off well from day one.

MS. STRICKLAND: Okay, great. You just sent out a culture survey. What was the goal behind that?

MR. NEFKENS: We’re combining two companies. We’re combining CSC and HPE, and we have different cultures. What we aspire to do is we’re aspersing to create a new culture, an exciting culture, a new services company and what we need to understand is first, we need to understand what are the differences in the cultures and what are the similarities so that we can really drive and communicate what is it that we want to become. So this is more around, think of it as really getting a baseline around culture, tapping into how people feel, what they think is great about around here. We want to understand what CSC, what they believe is great about their culture so we can really, really drive kind of the culture of the future. That’s what its about.

MS. STRICKLAND: Okay, great. So I understand IMO had a kick-off meeting in July and another one’s coming up in just a few days. October 31 is also a key date for employees, as many of them will know which way they’re headed. Are there any other key dates or milestones that employees should be looking out for?

MR. NEFKENS: Yeah, so the big milestone is March 31. So, I like to say April 1, but that’s horrible to say April Fool’s as the key milestone, so let’s say April 2, right? SO really the key milestone is April 2, which is the start of the new co. That’s one, and then let’s work backwards from that. Then probably about three months before that is where we actually have ES separated and running on its own, right? The IT’s got to be up for almost a full quarter. Around that time we’ll start announcing some leadership positions for the new co, so that’ll be key, so that’ll happen probably around the February timeframe, right, January, February timeframe.

Then, kind of moving from that, we’ve got obviously the close of our fiscal year, which as you said is going to be October 31, so we’ve got to make sure that we nail that and get FY16 closed. We’ll have, every month we’ll have these IMO meetings around the integration perspective and what we’re doing there and we’ll continue to have business as usual.

So for me, what are the most important key dates? It’s each contract we win, each customer we make happy, every time we have an employee communication or we’re reaching out to our management team. All these things have to cascade together, but it starts with continuing to win. It starts with making sure we’re delivering on our client commitments and making sure we’re nailing FY16.

MS. STRICKLAND: Okay, great. And now, what do you need from HPE, the company as a whole, over the next 10 months.

MR. NEFKENS: Yeah, so I mean, form a company perspective, we’re still one company for the next eight to 10 months, and we’ve got to operate as one. You know, when we’re sitting in front of our customers, Antonio and I and Robert still sit there as one, so we’ve just got to make sure that we’re focused on maximizing what we can for HPE, right? It’s all about HPE. It’s all about getting the stock up, and it’s all about meeting out client commitments, so I would say from and HPE perspective that the collaboration has never been stronger. Antonio and I are friends. Robert and I are friends. And we work very well together as colleagues. The expectation is that everybody in the team and everyone in the field continue to do the same. We can’t kind of wait until you know October 31 or until April 2. We’ve got to continue to operate as one company. We’re going to go into Discover very strong, as normal. We want to have a normal Discover where we’re talking to our customers as one because customers are still making buying decisions then and they’re buying from HPE, and until April 2 or March 31, however you want to look at it, we’re still one company.

MS. STRICKLAND: Okay, great. So keep the momentum going.

MR. NEFKENS: You got it.

MS. STRICKLAND: So finally, is there anything else that you’d like to say to ES employees?

MR. NEFKENS: No, you know, I’d just like to tell our employees, I’m just so proud of what we’ve been able to accomplish the last several years. We have tripled our profit in three, three-and-a-half years. We have the highest net promoter score in the industry, which means that we have the highest customer satisfaction of any customer services company. That is better than Accenture [phonetic], better than IBM, better than the Indians, and it couldn’t have been done with out the great employees that we have.

I like to look at this, you know, this is really kind of the first chapter in the journey where we kicked off the new enterprise services here several years ago. I think we got a checkmark for that, and now we’ve got to prepare for the next chapter, which will be this new co, so you know, I’d like to tell the teams thank you for everything you’ve done. These guys, we work incredibly hard, you know, from our delivery teams in the field all the way through the functions that support us, through the management teams. It’s been an incredible journey.

We’ve got to keep our foot on the accelerator. We’ve got to get to the end here, and I like to, kind of an aviation analogy, we’ve got to land this airplane right. And then we’ve got refuel it, we’ve got to get it ready again and then we’ve got to take it off for the next part of the journey, so I’m just really proud of what everyone’s been able to accomplish. We’ve created a ton of shareholder value for HPE and we’re great partners to EG and to the software team, and we’ve just got to finish strong here.

MS. STRICKLAND: Okay. Well thanks for joining us today, Mike, and than you for watching.

[END RECORDING]

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Eric Harmon
SVP & GM of Global Practices and Emerging Business, Enterprise Services

Getting Ready for NewCo: An Update from our Integration Management Office (IMO)

We are a little more than seven months away from Day One of our new company, and we want to give you an update on our progress.

Last month, we held a joint meeting with CSC’s integration team to officially kick off our IMO (Integration Management Office) activities and lay the foundation for merging ES and CSC. We left the meeting excited by the potential in front of us. We also now hold a greater understanding of the hard work it will take to ensure we get it right. Here are highlights from our session:

Vision & Priorities

We will be the #1 pure-play independent global IT services leader. It’s as simple as that. We will provide unmatchable value to clients, employees, investors and partners while redefining the IT services space. As we all know, the industry is ripe to be reinvented, and our combined company will be positioned to lead. To support that vision, we laid out four clear-cut strategic priorities:

IMO Structure

The IMO leads all the integration work and consists of 11 workstreams co-led by leaders from both ES and CSC. The Integration Decision Team (IDT) will lead the IMO and make all final decisions.

Major Integration Milestones

Monday, April 3, 2017 will be Day One of the new company and the start of the new fiscal year. Upcoming key milestones include:

•	July/August 2016: Define vision, strategy, global operating model and broad financial targets.

•	September/October 2016: Refine operating model and dependencies between functions.

•	November/December 2016: Define name and brand architecture. Finalize organization structure.

•	January/February 2017: Finalize HR policies. Announce key individual leadership roles within the agreed organization design. Finalize facility and location decisions.

•	March 2017: Conclude operational pressure-testing and ensure Day One readiness.

•	April 3, 2017: Day One launch!

What we need from you

•	Stay focused on delivering a strong finish to the year to meet our business objectives and set us up for success in FY17 and beyond. Until April 3, we remain separate organizations, and we need to continue what we are doing and maintain focus. Relationships we have with our clients are not changing.

•	Seek to understand, ask questions. We encourage you to communicate with us and share your thoughts and feedback. We will do our best to answer your questions and get back to you in a timely manner. Send your questions here.

We will continue to regularly communicate the progress we are making on the integration. IMO teams are relentlessly working on the NewCo operating model and interdependencies between workstreams. We will hold our second summit at the end of August in Plano, and we will share another update with you after that meeting.

Thank you,

Eric

For those countries that require consultation with works councils or other employee representatives, this is not intended to provide country-specific complete information and in no way reflects that final decisions have been made at a country level. With respect to such countries, final decisions are subject to prior consultation with works councils and other employee representatives, as required, and in compliance with local laws.

At this time, HPE France and HPE Spain employees are not included in these activities, in accordance with local legal requirements.

Forward-looking statements

Information set forth in this filing, including statements as to Hewlett Packard Enterprise’s outlook and financial estimates and statements as to the expected timing, completion and effects of the proposed merger between a wholly-owned subsidiary of CSC and Everett which will immediately follow the proposed spin-off of Everett from Hewlett Packard Enterprise, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially.

These statements are based on various assumptions and the current expectations of the management of Hewlett Packard Enterprise and CSC, and may not be accurate because of risks and uncertainties surrounding these assumptions and expectations. Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on the operations or financial condition of Hewlett Packard Enterprise or CSC. Forward-looking statements included herein are made as of the date hereof, and Hewlett Packard Enterprise and CSC undertake no obligation to publicly update or revise any forward-looking statement unless required to do so by the federal securities laws.

Some forward-looking statements discuss Hewlett Packard Enterprise’s or CSC’s plans, strategies and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “would,” “could,” “approximately,” “anticipates,” “estimates,” “targets,” “intends,” “likely,” “projects,” “positioned,” “strategy,” “future,” and “plans.” In addition, these words may use the positive or negative or other variations of those terms. Forward-looking statements in this filing include, but are not limited to, statements regarding the expected effects on Hewlett Packard Enterprise, Everett and CSC of the proposed distribution of Everett to Hewlett Packard Enterprise’s stockholders and merger of Everett with a subsidiary of CSC (the “Transaction”), the anticipated timing and benefits of the Transaction, including future financial and operating results, and whether the Transaction will be tax-free for Hewlett Packard Enterprise and its stockholders for U.S. federal income tax purposes, the combined company’s plans, objectives, expectations and intentions. Forward-looking statements also include all other statements in this filing that are not historical facts.

These statements are based on the current expectations of the management of Hewlett Packard Enterprise and CSC (as the case may be) and are subject to uncertainty and to changes in circumstances. Important factors that could cause actual results to differ materially from those in the forward-looking statement include, but are not limited to: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Hewlett Packard Enterprise’s and CSC’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects; CSC’s ability to integrate Everett successfully after the closing of the Transaction and to achieve anticipated synergies; the risk that disruptions from the Transaction will harm Hewlett Packard Enterprise’s or CSC’s businesses; the effect of economic, competitive, legal, governmental and technological factors and other factors described under “Risk Factors” in each of Hewlett Packard Enterprise’s and CSC’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed Transaction, CSC will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus. CSC will also file a proxy statement which will be sent to the CSC shareholders in connection with their vote required in connection with the Transaction. In addition, Everett expects to file a registration statement in connection with its separation from Hewlett Packard Enterprise. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CSC, EVERETT AND THE TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov. These documents (when they are available) can also be obtained free of charge from the respective companies by directing a written request to Hewlett Packard Enterprise at Hewlett Packard Enterprise Company, 3000 Hanover Street, Palo Alto, California 94304, Attention: Investor Relations, or by calling (650) 857-2246.